SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            FOR THE MONTH OF FEBRUARY
                                      2004



                    FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                       Mexican Economic Development, Inc.
                 (Translation of Registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)


                           General Anaya No. 601 Pte.
                               Colonia Bella Vista
                           Monterrey, NL 64410 Mexico
                    (Address of principal executive offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                          Form 20-F x     Form 40-F
                                   ---              ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                               Yes           No   x
                                   ---           ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82--.)

Contacts:
Juan F. Fonseca
(52) 818-328-6245
juan.fonseca@femsa.com.mx

Alan Alanis
(52) 818-328-6211
alan.alanis@femsa.com.mx

Emily Klingbeil
(52) 818-328-6189
emily.klingbeil@femsa.com.mx


    FEMSA Reports Solid Results: Income from Operations up 41.4% to
                     Ps. 3.599 billion during 4Q03

Monterrey, Mexico, February 26, 2004 -- Fomento Economico
Mexicano, S.A. de C.V. ("FEMSA") (NYSE: FMX; BMV: FEMSA UBD, FEMSA
UB), the Leader in Latin Beverages, today reported its operational and financial results for the fourth quarter and full year of 2003.

Business Highlights

FEMSA total revenues increased 37.0% reaching Ps. 75.891 billion during 2003 with a consolidated operating margin of 16.0%.

Coca-Cola FEMSA continues its smooth integration of the Panamco territories. Total revenues increased 91.4% reaching Ps. 35.729 billion during 2003 to contribute nearly half of FEMSA total revenues. Comparable volume for Mexico was up 2.2% in 2003, including CSD volume growth of 2.9%.

FEMSA Cerveza's domestic and export beer sales volume increased
5.2% to 5.820 million hectoliters and 2.9% to 0.419 million hectoliters respectively during 4Q03, in large part due to successful promotions with our Sol brand in Mexico and our Dos Equis and Tecate brands in the U.S.

Oxxo opened 582 net new stores during 2003, totaling 2,798 locations nationwide. Total revenues increased by 27.6% reaching Ps.
4.511 billion during 4Q03 with an operating margin up 70 basis points from 4Q02.

Jose Antonio Fernandez, Chairman and CEO of FEMSA, commented,
"During the fourth quarter and full year 2003, our company continued to strengthen its competitive position in Mexico and Latin America and I am pleased to report a ninth consecutive year of operating income growth. Today we operate in nine Latin American countries, up from two last year, and export to many key markets around the World. The Panamco acquisition confirmed FEMSA as a serious regional contender, but our challenge now is to ensure that the synergies and economies of scale of our new platform deliver lasting results for our employees, consumers, and shareholders."

Notice

Upon the completion of our acquisition of Panamerican Beverages, Inc. ("Panamco"), we began consolidating its operating results as of May 2003. Therefore, operating results for Coca-Cola FEMSA and for FEMSA consolidated will not be fully comparable with previous quarters until the third quarter of 2004, and on a annual basis, they will not be fully comparable until we report our 2005 results.

DISCUSSION OF FINANCIAL RESULTS FOR THE FOURTH QUARTER AND AUDITED FINANCIAL RESULTS FOR THE FULL YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE FOURTH QUARTER AND FULL YEAR ENDED DECEMBER 31, 2002.

FEMSA

                                    FEMSA and Subsidiaries
                                     (Millions of Pesos)
                                 Total Revenues                  Income from Operations
                       4Q 03    % Chg      2003    % Chg    4Q 03   % Chg      2003   % Chg
FEMSA                  21,850     53.2   75,891       37.0  3,599     41.4   12,114      22.6
Coca-Cola FEMSA        11,435    138.5   35,729       91.4  2,161     76.4    6,710      45.0
FEMSA Cerveza           5,540      3.0   21,924        1.3  1,043      2.0    4,007      (2.1)
FEMSA Comercio          4,511     27.6   16,601       25.3    233     46.9      781      28.9
FEMSA Empaques          1,937      8.8    7,352        7.1    283     18.3    1,098       5.1

FEMSA total revenues increased by 53.2% to Ps. 21.850 billion during 4Q03 from Ps. 14.264 billion during 4Q02. The increase in total revenues was driven by revenue growth in every one of our main sub-holding companies. In-line with 3Q03, most of the incremental revenue relates to Coca-Cola FEMSA and its new revenue sources. Other reasons for the growth in total revenues during the fourth quarter include: (i) strong revenue growth of 27.6% at FEMSA Comercio due to a record number of 257 net new stores opened during the fourth quarter,
(ii) the 5.2% increase in FEMSA Cerveza's domestic sales volume, which combined with a weak pricing environment, resulted in an increase in total revenues of 3.0%, and (iii) record revenue growth of 8.8% at FEMSA Empaques, mainly reflecting an increase in demand for bottles and beverage cans as well as for refrigerators for the acquired Panamco territories.

For the full year 2003, our consolidated total revenues increased by 37.0% to Ps. 75.891 billion from Ps. 55.395 billion in 2002 driven primarily by the Coca-Cola FEMSA acquisition of Panamco. Coca-Cola FEMSA reached total revenues of Ps. 35.729 billion for 2003. FEMSA Cerveza increased its total sales volume by 3.2% reaching 24.564 million hectoliters; this enabled an increase in its total revenues by 1.3% to Ps. 21.924 billion despite the adverse impact of a weak pricing environment. FEMSA Comercio posted strong total revenue growth of 25.3% thanks to a record number of 582 net new stores opened during 2003. FEMSA Empaques increased total revenues by 7.1% fueled by surge in demand for beverage cans as well as for refrigerators for the acquired Panamco territories.

Gross margin decreased 102 basis points to 48.4% of net sales during 4Q03 compared to 49.4% during 4Q02. This was primarily due to the lack of a price increase on our main product lines, a depreciation of the peso that affected our dollar denominated costs, higher raw material prices, and the integration of the new Coca-Cola FEMSA operations.

For the full year 2003, gross margin decreased 199 basis points to 48.3% of net sales of Ps. 36.520 billion for 2003 compared to 50.3% at Ps. 27.755 billion for 2002. The downward pressure on margins was due to the reasons mentioned above.

Income from operations (including results of affiliated companies) increased by 41.4% to Ps. 3.599 billion during 4Q03, resulting in an operating margin of 16.5%. The observed margin contraction of 138 basis points from 4Q02 primarily resulted from the integration of the newly acquired Mexican bottling territories that have a lower level of profitability than Coca-Cola FEMSA's original territories. The decrease in operating margin during 4Q03 was also attributable to (i) the increased contribution of the Oxxo retail chain in our consolidated financial results, and (ii) operating margin contractions at both FEMSA Cerveza and FEMSA Empaques reflecting a lower gross profit margin at both subsidiaries caused by lack of pricing and the impact of a weaker peso on the cost of dollar denominated raw materials.

For the full year 2003, income from operations increased by 22.6% reaching Ps. 12.114 billion from Ps. 9.879 billion in 2002. The consolidated operating margin decreased 180 basis points from 2002 levels to 16.0% of total revenues.

Net interest expense amounted to Ps. 461 million during 4Q03, primarily resulting from the interest expense related to new debt issued by Coca-Cola FEMSA in order to finance the acquisition of Panamco. For full year 2003, net interest expense amounted to Ps.
1.845 billion.

Foreign exchange gain (loss) amounted to a loss of Ps. 452 million during 4Q03 compared to Ps. 35 million during 4Q02. This amount primarily reflects our higher US dollar denominated liabilities resulting from the new debt incurred for our recent acquisition. For full year 2003, foreign exchange loss amounted to a loss of Ps. 2.532 billion compared to a loss of Ps. 293 million in 2002. In addition to the previous explanation, the peso depreciated 3.3% in real terms versus the dollar during 2003.

Monetary position gain (loss) amounted to a gain of Ps. 468 million during 4Q03, compared to a loss of Ps. 31 million during 4Q02. For the full year 2003, the monetary position amounted to a gain of Ps. 954 million, compared to a gain of Ps. 398 million during 2002. This gain reflects the inflationary impact over the higher net liabilities recorded during the period. To determine changes in monetary position, the Company reflects adjustments for inflation over the year, such that monetary assets and liabilities obtained or disposed of during the year are not eroded.

Tax recognized during 4Q03 amounted to Ps. 1.446 billion, which includes income tax, tax on assets, and employee profit sharing ("taxes") compared to Ps. 894 million during 4Q02. For the full year 2003, taxes amounted to Ps. 3.378 billion. The effective tax rate for 2003 was 42.0% and compares favorably with the 44.0% effective tax rate of 2002.

Net income amounted to Ps. 1.764 billion during 4Q03, up 38.6% with respect to 4Q02. For the full year 2003, net income decreased 2.8% to Ps. 4.657 billion from Ps. 4.791 billion during 2002.

Net majority income per FEMSA Unit(1) was Ps. 0.966 in 4Q03 and Ps. 2.919 for the full year 2003. Net majority income per FEMSA ADR, considering an exchange rate of Ps. 11.235 per dollar, was 2.598 dollars for 2003. Consolidated net majority income amounted to Ps.
3.093 billion for the year 2003, which is 5% higher than 2002.

Capital expenditures amounted to Ps. 1.767 billion and Ps. 6.789 billion for 4Q03 and full year 2003, respectively.

Consolidated net debt. As of December 31, 2003, FEMSA recorded a cash balance of Ps. 7.733 billion ($688 million), short-term debt of Ps. 2.428 billion ($216 million) and long-term debt of Ps. 35.933 billion ($3,198 million). FEMSA's consolidated net debt balance decreased by 84 million dollars quarter over quarter.

(1) FEMSA Units consists of FEMSA UBD units and FEMSA UB units. Each FEMSA UBD unit is comprised of one Series B share, two Series D-B shares and two Series D-L shares. Each FEMSA UB unit is comprised of five series B shares. The number of FEMSA Units outstanding as of December 31, 2003 was 1,059,462,090, equivalent to the total number of shares of the Company outstanding as of December 31, 2003 divided by 5.

FEMSA has achieved a balanced mix in its debt structure. As of December 31, 2003, approximately 71% of FEMSA's consolidated total debt had a fixed interest rate, while the remaining 29% had a variable one. Our long-term debt consisted of 47.8% in US dollars, 50.6% in Mexican pesos, and 1.6% in Colombian pesos. The nominal weighted average annual interest rate for the total debt was 6.1% as of December 31, 2003. The weighted average interest rates for the debt were approximately 7.3%, 4.7%, and 10.3% for Mexican peso, US dollar, and Colombian peso denominated debt, respectively. In addition, the Company has achieved a comfortable amortization profile for its long-term debt with maturities that go out to 2009.

Please note, in this financial release and going forward, we are including an additional page to our appendices that provides other financial information such as consolidated EBITDA and net debt position.

Coca-Cola FEMSA

Coca-Cola FEMSA's financial results and discussion are incorporated by reference from Coca-Cola FEMSA's press release attached to this press release.

FEMSA Cerveza

Domestic sales volume grew by 5.2% to 5.820 million hectoliters during 4Q03, primarily due to favorable demand during the holiday season and growth across all territories. For the full year 2003, domestic sales volume grew by 3.3% to 22.582 million hectoliters. We attribute this increase to (i) the absence of a price increase since early 2002, (ii) successful promotions particularly with the Sol and Indio brands, and (iii) a modest recovery in the Mexican economy evidenced by an estimated 1.3% Gross Domestic Product growth during the year. In nominal terms our domestic revenue per hectoliter increased 1.4%, attesting to a successful shift in our sales mix towards more premium presentations such as non-returnable bottles and cans.

Export sales volume grew by 2.9% to 0.419 million hectoliters during 4Q03 and by 1.4% to 1.982 million hectoliters for full year 2003. This was primarily due to a 1.2% increase in sales volume to the United States during 2003, mainly through the Tecate and Dos Equis Brand. The remaining increase in volume during 2003 was due to an increase of 30.7% in our exports to Central and South America, which offset a decline of 14.9% to Asia. In these regions, Sol is our main export brand. The export revenue per hectoliter increased 9.0% in peso terms, mainly as a result of a depreciation in real terms of the peso versus the US dollar in 2003 and a moderate price increase in dollar terms effective at the end of 2002.

Total revenues increased by 3.0% to Ps. 5.540 billion during 4Q03, resulting from total volume growth of 5.0%, which offset a 1.5% decline in real revenues per hectoliter.

For full year 2003, total revenues increased by 1.3% to Ps. 21.924 billion from Ps. 21.643 billion during 2002. Domestic revenues represented 93% of the total, while the remaining 7% came from exports.

Cost of sales remained in line with revenue growth at Ps. 2.387 billion during 4Q03 from Ps. 2.339 billion during 4Q02. Gross profit reached Ps. 3.152 billion, a 3.8% increase compared to the fourth quarter of 2002. For full year 2003, cost of sales was also stable at Ps. 9.425 billion from Ps. 9.282 billion during 2002. Gross profit totaled Ps. 12.499 billion resulting in a gross margin of 57.4%, in line with 2002 levels. The margin during 4Q03 and for full year 2003 was impacted by two offsetting factors: (i) an increase in the dollar denominated costs, which represent approximately one-fourth of cost of sales, and (ii) better purchasing terms for raw materials, headcount reductions, and lower transportation costs from our breweries to the warehouses.

Administrative expenses increased 9.7% to Ps. 596 million during 4Q03 compared to Ps. 543 million in 4Q02. This increase was primarily due to the start of the amortization for the commercial module of our Enterprise Resource Planning System ("ERP"). For the full year 2003, administrative expenses increased by 3.1% to Ps. 2.333 billion compared to Ps. 2.262 billion in 2002.

Selling expenses decreased 0.3% to Ps. 1.527 billion during 4Q03 compared to Ps. 1.533 billion in 4Q02, due to various cost containment initiatives throughout the organization. For the full year 2003, selling expenses increased by 1.6% to Ps. 6.190 billion compared to Ps. 6.093 billion in 2002. The increase in selling expenses during 2003 was primarily due to an increase in variable expenses that grew in line with our sales. At 28.2% of total revenues, selling expenses remained relatively constant to 2002 levels.

Participation in Affiliated Companies dropped by 77.2% and 65.9% during 4Q03 and full year 2003, respectively. This decline was due to a reduction in the profitability of Labatt USA, partly due to increased marketing spending.

Operating income (before deduction of management fees) increased
2.0% to Ps. 1.043 billion during 4Q03 compared to Ps. 1.022 billion during 4Q02. This increase reflects higher volumes and improvements at the gross margin level. However, operating margin (before management fees) decreased 20 basis points to 18.8% of total revenues. For full year 2003, operating income decreased 2.1% to Ps. 4.007 billion from Ps. 4.094 billion in 2002. The year over year decline reflects a weak pricing environment, new amortizations of ERP related expenses, and lower profitability at Labatt USA.

FEMSA Comercio

Total revenues increased by 27.6% to Ps. 4.511 billion during 4Q03 from Ps. 3.536 billion during 4Q02. The primary reason for the increase was the opening of 257 net new Oxxo stores during the quarter and a total of 582 net new Oxxo stores during the full year 2003. As of December 31, 2003, we had 2,798 Oxxos nationwide, an increase of 26.3% from 2002. At this pace of growth, Oxxo is rapidly becoming a recognized retail chain with strong brand identity throughout all of Mexico.

For the full year 2003, total revenues increased by 25.3% to Ps.
16.601 billion from Ps. 13.247 during 2002.

Oxxo same store sales increased an average of 11.0% during 4Q03 reflecting an increase in the average ticket of 4.1% and an increase in store traffic of 6.7%. This increase reflects the rapid pace of expansion as well as stronger category management practices that enabled Oxxo to improve the mix of products within the store. Please note that this same store sales calculation is different than what historically was presented as "Sales of Comparative Mature Stores", which considered the variation in average sales of all those stores that had more than 18 months in operation. Oxxo is now calculating the change in same store sales in full accordance with industry standards. This change is reflected herein and going forward.

For the full year 2003, Oxxo same store sales increased an average of 8.2% reflecting an increase in the average ticket of 1.7% and an increase in store traffic of 6.5%.

Please see appendix for a historical comparison of same store sales figures for 2002 and 2003 on a quarterly and full year basis.

Gross profit reached Ps. 1.224 billion during 4Q03, achieving a gross margin of 27.1% of total revenues. This figure declined 94 basis points from fourth quarter 2002 levels.

For full year 2003, cost of sales remained in-line with revenue growth at Ps. 12.199 billion during 2003 from Ps. 9.739 billion in 2002, an increase of 25.3%. As a result, gross profit remained stable as a percentage of total sales at Ps. 4.402 billion in 2003 compared to Ps. 3.507 billion in 2002, up 25.5% year over year.

Administrative expenses increased 12.3% to Ps. 90 million during 4Q03 as we adjusted the management structure to support the expanded operations, in particular, the operating of two new regional administrative offices to reach 37 nationwide. For full year 2003, administrative expenses increased 12.1% to Ps. 285 million, primarily due to the expansion described above.

Selling expenses increased in line with revenues to Ps. 902 million during 4Q03, remaining stable at approximately 20.0% of total revenues. For the full year 2003, selling expenses increased 26.0% to Ps. 3.336 billion, in-line with 2002. Our continued investments in technology, systems, distribution, and workforce are all aimed at further strengthening the expansion of Oxxo's business model.

Operating income increased 46.9% to Ps. 233 million resulting in a 72 basis point improvement in the operating margin of 5.2% for 4Q03. For the full year, operating income increased by 28.9% to Ps. 781 million. This increase was in-line with sales growth, and contributed to a stable operating margin of 4.7% for 2003, slightly above the 4.6% operating margin achieved in 2002.

FEMSA Empaques

Total revenues increased by 8.8% to Ps. 1.937 billion during 4Q03. This increase was attributed to the following: (i) a 1.6% net increase in the sales volume of beverage cans, mainly to Coca-Cola FEMSA and FEMSA Cerveza, (ii) the depreciation of the Mexican peso, which offset a small decrease in the average price of these products in dollar terms, (iii) a surge in the sales volume of refrigerators shipped to the former Panamco territories, and (iv) the production of plastic cases for a new 2.5 liter bottle for Coca-Cola FEMSA. These factors also impacted the 7.1% increase in total revenues to Ps. 7.352 billion for the full year 2003.

Cost of sales reached Ps. 1.515 billion during 4Q03 resulting in a 152 basis point contraction in the gross profit to 21.9% of net sales. This decrease is primarily due the following: (i) an increase in the cost of dollar denominated raw materials, (ii) an increase in depreciation expenses related to the molds used to produce the cases for 2.5 liter plastic bottles, (iii) the replacement of one of the glass furnaces in early 2003, and (iv) higher energy costs.

For full year 2003, cost of sales reached Ps. 5.639 billion resulting in a gross margin of 23.4%.

Administrative expenses decreased by 25.4% to Ps. 42 million during 4Q03 due to adjustments in the personnel level and optimizations in certain administrative processes. Selling expenses decreased 19.1% to Ps. 97 million during 4Q03. This decrease was due to lower freight costs and the recovery of accounts previously deemed as uncollectable. For the full year 2003, administrative expenses decreased by 8.2% to Ps. 177 million due to cost cutting measures taken throughout the year. Selling expenses increased 1.4% to Ps. 437 million during 2003, mainly as a result of higher costs due to the increased sales volume of refrigerators and plastic cases.

Operating income increased by 18.3% to Ps. 283 million during 4Q03 resulting in an operating margin before management fees of 14.6% of total revenues, a 120 basis point increase from 4Q02. For the full year 2003, operating income increased 5.1% to Ps. 1.098 billion.

----------------------------------------------------------------------
CONFERENCE CALL INFORMATION:

Our Fourth Quarter and Full Year 2003 Conference Call will be held on: Thursday February 26, 2004, 1:00 P.M. Eastern Time (12:00 noon Mexico City Time). To participate in the conference call, please dial:
Domestic U.S.: 1-800-915-4836, International: 973-317-5319. This
Conference Call will also be transmitted through live webcast at http:ir.femsa.com If you are unable to participate live, an instant replay of the conference call will be available through March 4, 2004. To listen to the replay please dial: Domestic U.S.: 1-800-428-6051;
International: 973-709-2089, Passcode: 329800.
----------------------------------------------------------------------

Set forth in this press release is certain unaudited financial information for FEMSA for the fourth quarter and audited financial information for the full year ended December 31, 2003, compared to the fourth quarter and full year ended December 31, 2002. We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer; FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores; and FEMSA Empaques, S.A. de C.V., which engages in the production and distribution of packaging materials.

All of the figures in this report have been restated in constant Mexican pesos ("Pesos" or "Ps.") with purchasing power as of December 31, 2003 and were prepared in accordance with Mexican Generally Accepted Accounting Principles ("Mexican GAAP"). As a result, all percentage changes are expressed in real terms.

FORWARD LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

NOTES:

We invite you to register in our Investor Relations Site located at http://ir.femsa.com to receive notification of all of our press releases, earnings releases and IR Events automatically through our e-mail alert service.

Please contact FEMSA's Investor Relations officers if you wish to have your name added or removed from this distribution list or to receive this press release through a specific medium only.

  Five pages of tables and Coca-Cola FEMSA's press release to follow.

FEMSA

 =======================================================================================================================

                         CONSOLIDATED INCOME STATEMENT                                CONSOLIDATED BALANCE SHEET
          For the three months and twelve months ended December 31,:                     As of December 31, :

                                (Expressed in Millions of Pesos as of December 31, 2003)

                              For the IV quarter of:  For the twelve months of:
                              ------------------------------------------------                    ----------------------
                                 2003     2002     %Var   2003   2002    %Var  ASSETS                2003   2002   % Var
 ----------------------------------------------------------------------------- -----------------------------------------
                                                                               Cash and cash
   Net sales                    21,728   14,196    53.1  75,597 55,176   37.0   equivalents         7,733 15,148  (49.0)
   Other operating revenues        122       68    79.4     294    219   34.2  Accounts receivable  4,285  3,237   32.4
 -----------------------------------------------------------------------------
 Total revenues                 21,850   14,264    53.2  75,891 55,395   37.0  Inventories          6,872  5,083   35.2
 Cost of sales                  11,337    7,250    56.4  39,371 27,640   42.4  Prepaid expenses     1,269    984   29.0
 ----------------------------------------------------------------------------- -----------------------------------------
                                                                               Total Current
 Gross profit                   10,513    7,014    49.9  36,520 27,755   31.6   Assets             20,159 24,452  (17.6)
 -----------------------------------------------------------------------------
                                                                               Property, plant and
   Administrative expenses       1,603    1,220    31.4   5,740  4,870   17.9   equipment, net     42,179 31,140   35.4
                                                                               Deferred charges
   Selling expenses              5,325    3,308    61.0  18,696 13,093   42.8   and other assets    8,154  6,799   19.9
 -----------------------------------------------------------------------------
                                                                               Bottling and
                                                                                distribution
 Operating expenses              6,928    4,528    53.0  24,436 17,963   36.0   rights(2)          33,842    269    N.S.
                                                                               -----------------------------------------
 Participation in affiliated                                                   TOTAL ASSETS
  companies                         14       60   (76.7)     30     87  (65.5)                    104,334 62,660   66.5
 ----------------------------------------------------------------------------- -----------------------------------------
 Income from operations          3,599    2,546    41.4  12,114  9,879   22.6
 -----------------------------------------------------------------------------
       Interest expense           (560)    (276)  102.9  (2,540)  (943) 169.4         LIABILITIES & STOCKHOLDERS' EQUITY
                                                                               -----------------------------------------
       Interest income              99      148   (33.1)    695    465   49.5  Bank loans           2,428  3,251  (25.3)
 -----------------------------------------------------------------------------
                                                                               Current maturities
   Interest expense, net          (461)    (128)  260.2  (1,845)  (478) 286.0   long term debt      2,588    911  184.1
   Foreign exchange (loss)                                                     Interest payable
    gain                          (452)     (35)    N.S. (2,532)  (293)   N.S.                        404    158  155.7
   Gain (loss) on monetary                                                     Operating
    position                       468      (31)    N.S.    954    398  139.7   liabilities        11,296  7,994   41.3
 ----------------------------------------------------------------------------- -----------------------------------------
                                                                               Total Current
 Integral result of financing     (445)    (194)  129.4  (3,423)  (373)   N.S.  Liabilities        16,716 12,314   35.7
 Other (expenses) income            56     (185)    N.S.   (656)  (951) (31.0) Bank loans          33,345 10,192  227.2
 -----------------------------------------------------------------------------
                                                                               Deferred income
 Income before taxes             3,210    2,167    48.1   8,035  8,555   (6.1)  taxes               3,841  4,175   (8.0)
 Taxes                          (1,446)    (894)   61.7  (3,378)(3,764) (10.3) Other liabilities    4,333  1,681  157.8
 ----------------------------------------------------------------------------- -----------------------------------------
 Net Income                      1,764    1,273    38.6   4,657  4,791   (2.8) Total Liabilities   58,235 28,362  105.3
 -----------------------------------------------------------------------------
                                                                               Total Stockholders'
 Net majority income             1,023      758    35.0   3,093  2,947    5.0   equity             46,099 34,298   34.4
                                                                               -----------------------------------------
                                                                               LIABILITIES &
                                                                                STOCKHOLDERS'
 Net minority income               741      515    43.9   1,564  1,844  (15.2)  EQUITY            104,334 62,660   66.5
 ----------------------------------------------------------------------------- -----------------------------------------


                                              % Total Revenues
                              ------------------------------------------------                    ----------------------
                                                 Var.                   Var.   FINANCIAL RATIOS                   Var.
                                  2003     2002   p.p.     2003   2002   p.p.                        2003   2002   p.p.
 -----------------------------------------------------------------------------------------------------------------------
   Net sales                      99.4     99.5    (0.1)   99.6   99.6      -  Liquidity             1.21   1.99  (0.78)
                                                                               Interest
   Other operating revenues        0.6      0.5     0.1     0.4    0.4      -   coverage(3)          9.40  29.66 (20.27)
 -----------------------------------------------------------------------------
 Total revenues                  100.0    100.0       -   100.0  100.0      -  Leverage              1.26   0.83   0.43
 Cost of sales(1)                 52.2     51.1     1.1    52.1   50.1    2.0  Capitalization       46.76% 31.62% 15.15
 ----------------------------------------------------------------------------- -----------------------------------------
 Gross profit(1)                  48.4     49.4    (1.0)   48.3   50.3   (2.0)
 -----------------------------------------------------------------------------
                                                                               (2) Consist mainly in the intangible
   Administrative expenses         7.3      8.6    (1.3)    7.6    8.8   (1.2)  assets generated by Panamco acquisition.
                                                                               (3) Income from operations + depreciation
                                                                                + other non-cash charges / interest
   Selling expenses               24.4     23.2     1.2    24.6   23.6    1.0   expense, net.
 -----------------------------------------------------------------------------
 Operating expenses               31.7     31.7       -    32.2   32.4   (0.2)
 Participation in affiliated
  companies                        0.1      0.4    (0.3)      -    0.2   (0.2)
 -----------------------------------------------------------------------------
 Income from operations           16.5     17.8    (1.3)   16.0   17.8   (1.8)
 -----------------------------------------------------------------------------
 (1) % to Net sales.

FEMSA

                                                           Results from operations
                                                          For the twelve months of:
                                           (Expressed in Millions of Pesos as of December 31, 2003)
========================================================================================================================

                              Coca-Cola                  FEMSA                    FEMSA                   FEMSA
                                FEMSA                   Cerveza                  Comercio                Empaques
                       ------------------------ ------------------------ ------------------------ ----------------------
                           2003     2002 % Var      2003     2002 % Var      2003     2002 % Var     2003    2002 % Var
---------------------- ------------------------ ------------------------ ------------------------ ----------------------
Net sales              35,486.4 18,518.7  91.6  21,763.2 21,453.1   1.4  16,600.6 13,246.6  25.3  7,327.6 6,843.2   7.1
Other revenues            242.6    148.8  63.0     160.5    190.0 (15.5)                             24.2    18.7  29.5
---------------------- ------------------------ ------------------------ ------------------------ ----------------------
Total revenues         35,729.0 18,667.5  91.4  21,923.7 21,643.1   1.3  16,600.6 13,246.6  25.3  7,351.7 6,861.8   7.1
Cost of good sold      17,979.9  8,680.7 107.1   9,424.5  9,281.7   1.5  12,198.5  9,739.3  25.3  5,639.3 5,193.1   8.6
---------------------- ------------------------ ------------------------ ------------------------ ----------------------
Gross margin           17,749.1  9,986.8  77.7  12,499.2 12,361.4   1.1   4,402.1  3,507.2  25.5  1,712.5 1,668.7   2.6
---------------------- ------------------------ ------------------------ ------------------------ ----------------------
Administrative
 expenses               2,333.9  1,515.4  54.0   2,332.8  2,261.6   3.1     284.9    254.2  12.1    177.3   193.2  (8.2)
Sales expenses          8,704.8  3,844.5 126.4   6,189.5  6,092.9   1.6   3,336.2  2,647.3  26.0    436.8   431.0   1.4
---------------------- ------------------------ ------------------------ ------------------------ ----------------------
Operating expenses     11,038.7  5,359.9 105.9   8,522.3  8,354.5   2.0   3,621.0  2,901.5  24.8    614.1   624.2  (1.6)
Participation in
 affiliated companies                               29.8     87.4 (65.9)
---------------------- ------------------------ ------------------------ ------------------------ ----------------------
Income from operations
  before management fee 6,710.4  4,626.9  45.0   4,006.7  4,094.3  (2.1)    781.1    605.7  28.9  1,098.3 1,044.6   5.1
Management fee                                     420.2    407.3   3.2      87.4     99.5 (12.2)   110.8   103.2   7.3
---------------------- ------------------------ ------------------------ ------------------------ ----------------------
Income from operations  6,710.4  4,626.9  45.0   3,586.5  3,687.0  (2.7)    693.7    506.2  37.0    987.5   941.3   4.9
---------------------- ------------------------ ------------------------ ------------------------ ----------------------

% to Total Revenues
---------------------- ------------------------ ------------------------ ------------------------ ----------------------
Income from operations
  before management fee    18.8     24.8  (6.0)     18.3     18.9  (0.6)      4.7      4.6   0.1     14.9    15.2  (0.3)
---------------------- ------------------------ ------------------------ ------------------------ ----------------------


OTHER INFORMATION
---------------------- ------------------------ ------------------------ ------------------------ ----------------------
Income from operations  6,710.4  4,626.9  45.0   3,586.5  3,687.0  (2.7)    693.7    506.2  37.0    987.5   941.3   4.9
Depreciation              967.5    572.3  69.1   1,174.6  1,158.0   1.4     130.9     93.5  40.0    301.4   272.7  10.5
Other non-cash charges    660.9    488.4  35.3   1,696.5  1,451.6  16.9     133.7     98.4  35.8     93.7    83.4  12.3
---------------------- ------------------------ ------------------------ ------------------------ ----------------------
EBITDA                  8,338.8  5,687.6  46.6   6,457.6  6,296.6   2.6     958.3    698.2  37.3  1,382.6 1,297.4   6.6
Capex                   1,910.4  1,409.7  35.5   3,246.3  3,292.0  (1.4)  1,210.3    856.8  41.3    376.3   254.8   N.S.
---------------------- ------------------------ ------------------------ ------------------------ ----------------------

FEMSA

                                                            Results from operations
                                                          For the fourth quarter of:
                                           (Expressed in Millions of Pesos as of December 31, 2003)
========================================================================================================================

                              Coca-Cola                  FEMSA                    FEMSA                   FEMSA
                                 FEMSA                   Cerveza                 Comercio                Empaques
                       -------------------------------------------------------------------------------------------------
                           2003     2002 % Var      2003     2002 % Var      2003     2002 % Var     2003    2002 % Var
---------------------- ------------------------ ------------------------ ------------------------ ----------------------
Net sales              11,331.0  4,759.6 138.1   5,490.6  5,307.0   3.5   4,510.8  3,535.9  27.6  1,930.4 1,775.4   8.7
Other revenues            104.2     34.2 204.7      49.1     69.5 (29.4)                              6.2     5.3  16.2
---------------------- ------------------------ ------------------------ ------------------------ ----------------------
Total revenues         11,435.2  4,793.8 138.5   5,539.7  5,376.5   3.0   4,510.8  3,535.9  27.6  1,936.6 1,780.7   8.8
Cost of good sold       5,761.0  2,281.8 152.5   2,387.4  2,338.6   2.1   3,287.0  2,543.5  29.2  1,514.9 1,365.8  10.9
---------------------- ------------------------ ------------------------ ------------------------ ----------------------
Gross margin            5,674.2  2,512.0 125.9   3,152.3  3,037.9   3.8   1,223.7    992.4  23.3    421.7   414.9   1.6
---------------------- ------------------------ ------------------------ ------------------------ ----------------------
Administrative
 expenses                 699.8    392.8  78.2     596.2    543.4   9.7      89.6     79.8  12.3     41.7    56.0 (25.4)
Sales expenses          2,813.5    893.9 214.7   1,527.4  1,532.5  (0.3)    901.6    754.2  19.5     97.0   119.8 (19.1)
---------------------- ------------------------ ------------------------ ------------------------ ----------------------
Operating expenses      3,513.3  1,286.7 173.0   2,123.6  2,075.9   2.3     991.2    834.1  18.8    138.7   175.8 (21.1)
Participation in
 affiliated companies                               13.8     60.4 (77.2)
----------------------------------------------- ------------------------ ------------------------ ----------------------
Income from operations
  before management fee 2,160.9  1,225.3  76.4   1,042.5  1,022.4   2.0     232.5    158.3  46.9    283.0   239.1  18.3
Management fee                                     104.4    100.3   4.1      27.7     27.2   2.0     28.7    27.0   6.0
---------------------- ------------------------ ------------------------ ------------------------ ----------------------
Income from operations  2,160.9  1,225.3  76.4     938.1    922.1   1.7     204.8    131.1  56.2    254.3   212.1  19.9
---------------------- ------------------------ ------------------------ ------------------------ ----------------------

% to Total Revenues
---------------------- ------------------------ ------------------------ ------------------------ ----------------------
Income from operations
  before management fee    18.9     25.6  (6.7)     18.8     19.0  (0.2)      5.2      4.5   0.7     14.6    13.4   1.2
---------------------- ------------------------ ------------------------ ------------------------ ----------------------


OTHER INFORMATION
---------------------- ------------------------ ------------------------ ------------------------ ----------------------
Income from operations  2,160.9  1,225.3  76.4     938.1    922.1   1.7     204.8    131.1  56.2    254.3   212.1  19.9
Depreciation              265.7    129.9 104.5     303.0    275.7   9.9      35.6     27.5  29.5     97.1    87.2  11.3
Other non-cash charges     38.0    102.4 (62.9)    467.6    410.0  14.0      36.5     23.0  58.3     34.8    30.1  15.7
---------------------- ------------------------ ------------------------ ------------------------ ----------------------
EBITDA                  2,464.6  1,457.6  69.1   1,708.7  1,607.8   6.3     276.9    181.7  52.4    386.2   329.4  17.3
Capex                     188.7    584.2 (67.7)  1,052.0    929.4  13.2     432.7    340.2  27.2     76.6   109.8 (30.2)
---------------------- ------------------------ ------------------------ ------------------------ ----------------------

FEMSA

                                                        OPERATING DATA
                                  For the three months and twelve months ended December 31,:
===============================================================================================================================

FEMSA Cerveza                                                        Coca-Cola FEMSA (1)
---------------------                                                -----------------------
Sales Volumes                                                        Sales Volumes
                                                                     (Millions
(Thousand                                                             of Unit
hectoliters)         For the IV quarter of: For the twelve months of: Cases)   For the IV quarter of: For the twelve months of:
                     ------------------------------------------------          ------------------------------------------------
                         2003    2002   %Var     2003     2002  %Var            2003   2002       %Var    2003    2002     %Var
-------------------------------------------------------------------- ----------------------------------------------------------
Domestic              5,820.0 5,533.0   5.2  22,582.0 21,855.0  3.3  Mexico    243.9  243.3       0.2  1,001.6   980.5     2.2
Exports                                                              Central
                        418.5   406.6   2.9   1,982.3  1,954.6  1.4   America   29.3   27.4       6.9    107.3   100.1     7.2
--------------------------------------------------------------------
Total Volume          6,238.5 5,939.6   5.0  24,564.3 23,809.6  3.2  Colombia   45.1   51.4     (12.3)   171.8   185.0    (7.1)
--------------------------------------------------------------------
                                                                     Venezuela  45.8   34.0      34.7    151.6   162.9    (6.9)
Presentation Mix (%)    For the IV           For the twelve months
                        quarter of:                    of:           Brazil     77.3  102.0     (24.2)   265.1   322.6   (17.8)
                     -----------------------------------------------
                                        Var                     Var
                         2003    2002   p.p.     2003     2002  p.p. Argentina  39.4   35.9       9.7    126.6   115.6     9.5
-------------------------------------------------------------------- ----------------------------------------------------------
Returnable               70.7    72.1  (1.4)     69.0     70.3 (1.3) Total KOF 480.8  494.0      (2.7) 1,824.0 1,866.7    (2.3)
                                                                     ==========================================================
Non                                                                  (1) For comparison purposes the 2002 sales volumes of the
 Returnable               6.1     5.6   0.5       8.0      7.2  0.8   acquired Panamco territories, were included.
Cans                     23.2    22.3   0.9      23.0     22.5  0.5
--------------------------------------------------------------------
Total volume            100.0   100.0     -     100.0    100.0    -
--------------------------------------------------------------------

--------------------------------------------------------------------
Exports     Millions
 revenues:   Ps.        315.4   282.7  11.6   1,467.1  1,326.7 10.6
            US
             Millions    27.9    26.4   5.7     133.3    127.4  4.6  FEMSA Comercio
==================================================================== -----------------------
                                                                               For the IV quarter of: For the twelve months of:
                                                                               ------------------------------------------------
                                                                                2003   2002       %Var    2003    2002     %Var
                                                                     ----------------------------------------------------------
                                                                     Total
FEMSA Empaques                                                        stores                             2,798   2,216    26.3
---------------------
                                                                     New oxxo
Total Sales Volume                                                    stores     257    216      19.0      582     437    33.2
                                                                     Same
                        For the IV           For the twelve months    stores
(Millions of pieces)    quarter of:                    of:            data: (2)
                     -----------------------------------------------
                                        %Var                    %Var    Sales
                                                                         (Ths.
                         2003    2002            2003     2002           Pesos)561.3  505.6      11.0    568.1   525.0     8.2
--------------------------------------------------------------------
Cans                    796.5   784.3   1.6   3,230.7  3,000.1  7.7     Traffic 22.2   20.8       6.7     23.1    21.7     6.5
Crown Caps            3,743.2 3,307.4  13.2  14,346.8 14,286.5  0.4     Ticket  25.3   24.3       4.1     24.6    24.2     1.7
                                                                     ==========================================================
Glass
 Bottles                288.5   298.3  (3.3)  1,034.0  1,053.3 (1.8)
--------------------------------------------------------------------
Export
 volumes:   Cans        125.3   147.4 (15.0)    581.7    432.1 34.6
            Crown
             Caps     2,382.2 1,792.5  32.9   8,399.5  7,866.2  6.8
--------------------------------------------------------------------
Exports     Millions
 revenues:   Ps.        212.7   216.0  (1.5)    879.8    749.0 17.5  Same Stores data % Var vs 2002
                                                                     ---------------------------------
            US                                                                  For the IV
             Millions    18.8    20.2  (6.9)     79.6     71.7 11.0             quarter of:           For the twelve months of:
====================================================================           ------------------------------------------------
                                                                               Sales Traffic  Ticket    Sales  Traffic  Ticket
                                                                     ----------------------------------------------------------
Percentage of sales revenue by client category:
                                                                     I
                        For the IV           For the twelve months    Quarter /
                        quarter of:                    of:            March      5.7%   6.4%     -0.4%     5.7%    6.4%   -0.4%
                     -----------------------------------------------
                                        Var                     Var  II
                                        p.p.                    p.p.  Quarter /
                         2003    2002            2003     2002        June       9.1%   9.3%      0.0%     7.5%    7.4%   -0.4%
--------------------------------------------------------------------
                                                                     III
                                                                      Quarter /
Intercompany sales       56.0    54.2   1.8      57.5     58.3 (0.8)  September  6.7%   4.3%      2.1%     7.2%    6.3%    0.4%
--------------------------------------------------------------------
                                                                     IV Quarter
                                                                      /
    FEMSA Cerveza        40.7    37.3   3.4      39.7     40.9 (1.2)  December  11.0%   6.7%      4.1%     8.2%    6.5%    1.7%
                                                                     ----------------------------------------------------------
                                                                     (2) Monthly average information per store, considering
    Coca-Cola FEMSA      15.3    16.9  (1.6)     17.8     17.4  0.4   same stores with 13 months of operations.
--------------------------------------------------------------------
Third-party sales        44.0    45.8  (1.8)     42.5     41.7  0.8
--------------------------------------------------------------------
    Domestic             32.5    33.3  (0.8)     30.4     30.6 (0.2)
    Export               11.5    12.5  (1.0)     12.1     11.1  1.0
--------------------------------------------------------------------
Total                   100.0   100.0     -     100.0    100.0    -
====================================================================

FEMSA
                                                    OTHER FINANCIAL INFORMATION
                                   For the three months and twelve months ended December 31, 2003
====================================================================================================================================



EBITDA & CAPEX                                                                Net Debt 2003
--------------                                                                -------------

(Millions of Pesos)      For the IV quarter of:    For the twelve months of:  (Millions of Pesos)
                      ------------------------------------------------------                         -------------------------------
                        2003     2002      %Var      2003     2002    %Var                            December   September   June
----------------------------------------------------------------------------  ------------------------------------------------------
Operating Income       3,599.0  2,546.0       41.4 12,114.0  9,879.0   22.6   FEMSA Corporate            (484.8)    (519.9)    79.7
Depreciation             711.7    529.6       34.4  2,613.6  2,136.8   22.3   Coca-Cola FEMSA          26,131.8   26,251.5 26,630.8
Amortization & other     586.7    582.0        0.8  2,610.9  2,163.9   20.7   FEMSA Cerveza             2,244.4    2,753.1  3,546.9
----------------------------------------------------------------------------
EBITDA                 4,897.4  3,657.6       33.9 17,338.6 14,179.7   22.3   FEMSA Comercio            1,024.8      978.7    747.3
CAPEX                  1,766.7  1,957.2       (9.7) 6,789.5  5,779.5   17.5   FEMSA Empaque             1,710.6    1,925.0  2,046.1
----------------------------------------------------------------------------  ------------------------------------------------------
                                                                              Total Consolidated       30,626.8   31,388.4 33,050.8
                                                                              ------------------------------------------------------

Macroeconomic Information                                                     Short-Term                2,427.6    2,163.4  3,245.9
-------------------------
                          Inflation        Exchange Rate                      Long-Term                35,932.6   39,234.2 37,723.5
                      --------------------------------------                  ------------------------------------------------------
                         LTM     4Q'03    Per USD  Per Peso                   Total Debt               38,360.2   41,397.6 40,969.4
------------------------------------------------------------
Mexico                   3.980%   1.630%   11.2350   1.0000                   Cash & Cash Equivalents   7,733.4   10,009.2  7,918.6
                                                                              ------------------------------------------------------
Colombia                 6.490%   1.020%2,778.2100   0.0040                   Net Debt                 30,626.8   31,388.4 33,050.8
                                                                              ------------------------------------------------------
Venezuela               27.070%   5.370%1,853.0000   0.0061
Brazil                  10.340%   1.270%    2.8892   3.8886
Argentina                4.050%   1.700%    2.9350   3.8279
------------------------------------------------------------

PRESS RELEASE
FOR IMMEDIATE RELEASE
FOR FURTHER INFORMATION:
Alfredo Fernandez / Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-55) 5081-5120 / 5121 / 5148
afernandeze@kof.com.mx / jnaranjo@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx

     COCA-COLA FEMSA announces fourth quarter and full year of 2003 results

                               FOURTH-QUARTER 2003

    -- Consolidated revenues reached Ps.11,435.2 million and consolidated operating income totaled Ps.2,160.9 million during the fourth quarter of 2003, reaching a consolidated operating margin of 18.9%.

                                 FULL-YEAR 2003

    -- Consolidated revenues reached Ps.35,729.0 million and consolidated operating income totaled Ps.6,710.4 million in 2003, reaching a consolidated operating margin of 18.8%.

    Mexico City (February 26, 2004) - Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL; NYSE: KOF) ("Coca-Cola FEMSA" or the "Company"), the largest Coca-Cola bottler in Latin America and second largest Coca-Cola bottler in the world, announced today its consolidated results for the fourth quarter and the full year ended December 31, 2003.
    "We are pleased with our team's capacity to work together and achieve positive results on multiple fronts simultaneously. By consolidating our operating facilities, implementing better commercial strategies and practices, adjusting the pricing architecture of our packages and products, and implementing best practices in our regions, we're building a stronger consolidated position across our market territories" stated Carlos Salazar, Chief Executive Officer of the Company.

    CONSOLIDATED RESULTS

    During the fourth quarter of 2003, our consolidated revenues reached Ps.11,435.2 million. Average price per unit case was Ps.23.56 (U.S.$2.1). Consolidated operating income reached Ps.2,160.9 million during the fourth quarter of 2003, resulting in an 18.9% operating margin.

    The integral cost of financing totaled Ps.245.7 million during the fourth quarter of 2003, reflecting our new financial profile after the acquisition, in particular the combined effect of:
    (i) accrued interest expenses related to existing debt and the acquisition financing incurred in connection with the Panamco transaction, which more than offset the interest income generated by our reduced cash balances;
    (ii) a foreign exchange loss generated mainly by the devaluation of the Mexican peso against the U.S. dollar, as applied to our U.S. dollar-denominated debt; and
    (iii) a consolidated monetary position gain, as a result of inflation adjustments applied to the consolidated net monetary position of our assets.

    The income tax, tax on assets and employee profit sharing as a percentage of income before taxes, was 47.6% during the fourth-quarter 2003. However, the full year effective tax rate was 41.6%, reflecting a higher Mexican tax rate of 44.0%, applied to our Mexican income before taxes, which generated the majority of the taxable income.
    Consolidated net income was Ps.942.9 million in the fourth quarter of 2003, resulting in earnings per share ("EPS") of Ps.0.508 (U.S.$0.452 per ADR) computed on the basis of 1,846 million shares outstanding (each ADR represents ten local shares).

    BALANCE SHEET

    On December 31, 2003, Coca-Cola FEMSA recorded a cash balance of Ps.2,783 million (U.S.$247.7 million), total short-term debt of Ps.2,904 million (U.S.$258.5 million) and long-term debt of Ps.26,011 million (U.S.$2,315.2 million). It is important to highlight that 65% of the total outstanding debt of the Company is held in the form of bonds in the capital markets.
    During the fourth quarter of 2003, the Company pre-paid U.S.$200.0 million of the U.S. dollar-denominated bridge loan used for the acquisition of Panamco and refinanced the remaining U.S.$80.0 million of such bridge loan. The following chart sets forth the debt breakdown of the Company by currency and interest rate type as of December 31, 2003:

Currency            % Total Debt    % Interest Rate    Average
                                        Floating        Rate(1)
-----------------------------------------------------------------
U.S. dollars                    42%                5%       5.90%
-----------------------------------------------------------------
Mexican Pesos                   56%               56%       7.41%
-----------------------------------------------------------------
Colombian Pesos                  2%              100%      10.34%
-----------------------------------------------------------------

    (1) Annualized average interest rate per currency for the fourth-quarter 2003.

    We began consolidating the results of our new territories during the second quarter of 2003 in accordance with Mexican GAAP. Corporacion Interamericana de Bebidas S.A. de C.V., formerly known as Panamerican Beverages, Inc. ("Panamco") had historically prepared its financial statements in accordance with U.S. GAAP and presented financial information in U.S. dollars. We have historically and will continue to prepare our financial statements in accordance with Mexican GAAP and present financial information in Mexican pesos. The results of our new territories in Mexican GAAP and Mexican pesos are different from and may not be comparable to those reported by Panamco for prior periods. In addition, Panamco results have not been included in our financial statements for periods prior to May 2003.

    Financial information for the fourth quarter of 2003 and year ended December 31, 2003 both on a consolidated basis and by territory, includes three and twelve months results of the Coca-Cola FEMSA territories (Valley of Mexico, Southeast of Mexico and Buenos Aires ) prior to the acquisition of Panamco, and three and only eight months, respectively, of our new territories acquired from Panamco. Coca-Cola FEMSA's financial information will not be comparable with previous quarters until the third quarter of 2004, and on a yearly basis, until the end of 2005.
    For volume comparison purposes, we included the sales volume figures recorded by Panamco for the fourth quarter of 2002 and the full year ended December 31, 2002.

    OPERATING RESULTS BY TERRITORY

    FOURTH QUARTER 2003 SUMMARY:


                 Volume (MUC) Operating Income                  % Operating Margin
                                     (MM)          % Total
-----------------------------------------------------------------------------------
Mexico                  243.9       Ps. 1,491.4           69.0%               21.8%
Central America          29.3            110.2             5.1%               12.7%
Colombia                 45.1            130.7             6.1%               14.7%
Venezuela                45.8            176.5             8.2%               16.3%
Brazil                   77.5            137.7             6.4%               11.4%
Argentina                39.5            113.9             5.3%               17.5%
-----------------------------------------------------------------------------------
Total                   480.9        Ps.2,160.6          100.0%               18.9%
-----------------------------------------------------------------------------------

    MEXICAN OPERATING RESULTS

    Revenues

    Revenues in the Mexican territories reached Ps.6,837.4 million for the fourth quarter of 2003. Average price per unit case was Ps.27.31 (U.S.$2.43). Excluding Ciel water volumes in five, nineteen and twenty liter packaging presentations, average price per unit case was Ps.30.93 (U.S.$2.75).
    Despite the relatively weak economic environment and the increasing competitive dynamics of the Mexican CSD industry driven by existing players and new low price brand producers of family size presentations, CSD volumes increased 2.1% in the fourth quarter of 2003 over the same period of 2002. The CSD volume increased was mainly driven by the strong performance of Fresca Pink Grapefruit, Lift Green Apple and the recent introduction of Coca-Cola Vanilla. Total sales volume reached 243.9 MUC in the fourth-quarter 2003, remaining almost flat over the same period in 2002, due to lower jug bottled water volumes in our new territories offset CSD volume growth.

    Earlier in the year, we filed an equitable action against the Mexican Tax Authorities alleging violation of certain constitutional rights relating to the application of excise taxes on diet soft drinks and mineral water products. Despite receiving a temporary injunction from payment, the Company paid this excise tax during the first nine months of 2003 in order to avoid any potential penalty charges imposed by the authorities. Due to the uncertainty of the outcome of the action and following conservative accounting criteria, the Company registered an accounting provision decreasing the amount of total revenues by the provision amount during the first nine months of 2003.
    As a result of a favorable resolution of the legal action during the fourth quarter, the Company (i) reversed $130 million of the accounting provision related to the excise tax previously paid during the first nine months of 2003 and registered an account receivable against the Mexican government reflecting the right to be reimbursed for the taxes paid and (ii) was not required to record $40 million of excise taxes it would have had to pay if its legal action had failed. Accordingly, the favorable resolution of the legal action resulted in a total increase of net revenues of $170 million in the fourth quarter of 2003.

    Income from Operations

    Gross profit totaled Ps.3,737.6 reaching a 54.7% margin as percentage of total revenues for the fourth-quarter 2003. Operating profit totaled Ps.1,491.4 million, reaching a 21.8% margin as a percentage of total revenues.
    Selling expenses were impacted by (i) higher expenses related to the standardization of coolers maintenance programs, (ii) higher distribution expenses derived from shipping certain packaging presentations from Mexico City to other remote areas of our Mexican territories, and (iii) higher marketing expenses.
    After conducting an intensive analysis on the current conditions and expected useful life of our cooler inventories in our new and existing territories in Mexico, we decided to modify the useful life of the coolers in our original territories from three to five years, consistent with the useful life of the coolers of our new Mexican territories (Golfo and Bajio). We made this decision based on the quality of our equipment and the benefit of KOF's maintenance policy. This modification reduced non-cash items in Mexico and increased our operating income by a similar amount. The Audit Committee of the Company approved this modification.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa
Rica and Panama)

    Revenues

    Total revenues reached Ps.869.5 million during the fourth-quarter of 2003. Average price per unit case was Ps.29.75 (U.S.$2.65) during this period. In the fourth quarter of 2003, total sales volume in our Central America territories increased by 7.0% to 29.3 MUC as compared to the same period of 2002, driven by the strong performance of brand Coca-Cola representing more than 80% of incremental volumes, and growth from core flavor brands in every country within our Central American region.
    In the fourth quarter of 2003, we introduced a 2.0 Lt non-returnable PET presentation for brand Fanta in Nicaragua, and a 600 ml PET for Lift in Guatemala, with the purpose of developing new price points in these markets. These packaging presentations along with new product introductions such as bottled water Dasani and Fanta in Panama, are intended to develop new consumption occasions.

    Income from Operations

    Gross profit totaled Ps.439.9 million during the fourth-quarter of 2003, reaching a 50.6% gross margin. During this period the Company experienced lower operating costs driven by (i) lower raw material prices due to better supplier negotiations, and (ii) a favorable mix shift from non-returnable packaging presentations to returnable packaging presentations. Operating income totaled Ps.110.2 million during the fourth-quarter of 2003, reaching an operating income margin of 12.7%. During the quarter, the Company experienced lower administrative expenses as a result of a headcount optimization.

    COLOMBIAN OPERATING RESULTS

    Revenues

    Total revenues reached Ps.888.2 million during the fourth quarter of 2003, an average price per unit case of Ps.19.69 (U.S.$1.75). During the fourth quarter of 2003, an increasing competitive landscape of alternative lower priced beverage categories such as powders, natural juices or tap water continued affecting the Colombian CSD industry. Total volumes decreased by 12.3% as compared to the same period of 2002. The Company continues evaluating the right product, package and pricing architecture for its portfolio of brands in Colombia.

    Income from Operations

    Gross profit totaled Ps.405.5 million during the fourth quarter of 2003, reaching a 45.7% gross margin during the same period. Operating income was Ps.130.7 million, reaching a 14.7% margin during the fourth quarter of 2003. Low fixed cost absorption driven by the volume decline was partially offset by cost efficiencies from the recent manufacturing asset consolidation.

    During the fourth quarter of 2003, the Company changed the accounting policy related to the treatment of the bottles and cases in the Colombian market in order to conform to our accounting policy. In the past, the bottles and cases introduced in the market were capitalized by Panamco, while KOF's traditional accounting policy treats them as marketing expenses. Due to these accounting changes, non-cash charges were reduced significantly during the fourth-quarter; however cash expenses increased by a corresponding amount. The Audit Committee of the Company approved these accounting changes.

    VENEZUELAN OPERATING RESULTS

    Revenues

    Total revenues reached Ps.1,082.5 million during the fourth quarter of 2003 and average price per unit case in Venezuela reached Ps.23.57 (U.S.$2.09), as a result of a 13% weighted average price increases implemented during the fourth quarter of 2003. Despite the price increases implemented during the fourth quarter of 2003, our volume increased 34.7% compared to the fourth quarter of 2002, when political unrest in Venezuela due to a national strike made it practically impossible for Panamco to run these operations on a regular basis during part of the month of December of 2002, and also driven by our packaging and revenue management strategies implemented during the quarter.

    Income from Operations

    Gross profit totaled Ps.499.2 million during fourth quarter of 2003, reaching a 46.1% gross margin during the same period. During the quarter, sufficient sugar production was not available to meet internal demand levels driving sugar costs to unusual levels. Operating income was Ps.176.5 million reaching an operating income margin of 16.3% during the fourth quarter of 2003, mainly driven by higher volumes and operating improvements implemented since May 2003.

    BRAZILIAN OPERATING RESULTS

    Revenues

    Total revenues reached Ps.1,212.3 million during the fourth quarter of 2003 and the average price per unit case was Ps.15.60 (U.S.$1.39).
    During the fourth quarter of 2003, sales volume in our Brazilian territories decreased by 24.7% as compared to the same period of 2002, including the reduction of 18.8% in CSDs and the 40.2% decline in beer, as a result of our strategy of focusing on balancing volume growth with margin expansion and the implementation of go-to-market strategies intended to increase the number of clients served directly by the Company versus the use of distributors.

    We launched a new 12-ounce non-returnable glass presentation for the Coca-Cola brand, offering the consumer a more convenient package in the on-premise segment. With this introduction the Company has launched more than six new packaging presentations for the Coca-Cola brands since we took control of the operations in May 2003.

    Income from Operations

    Gross profit during the fourth quarter of 2003 totaled Ps.467.2 million, reaching a 38.5% margin. Lower sugar prices, the appreciation of the Brazilian Real against the U.S. dollar applied to our U.S. dollar denominated raw material costs, and a favorable change of product mix to more profitable packaging presentations, improved the profitability of the Company during the fourth quarter of 2003.
    Due to the new commercial and point of sale development strategies, we achieved operating income of Ps.137.7 million during the fourth quarter of 2003 and an operating margin of 11.4%, the highest operating margin since we took over the operations in May 2003.

    ARGENTINE OPERATING RESULTS

    Financial information and sales volume figures in our Argentine operations are fully comparable with previous periods.

    Revenues

    Total revenues reached Ps.651.0 million, a 15.0% increase as compared to the fourth-quarter of 2002 and the average price per unit case grew by 4.5% over the fourth-quarter of 2002 to Ps.15.81 (U.S.$1.41), mainly driven by the combination of (i) price increases implemented during the quarter, and (ii) the product shift from our less profitable value protection brands, Tai and Crush, toward our core and premium brands.
    In the fourth quarter of 2003, total sales volume in our Buenos Aires territory increased by 9.5% as compared to the same period of 2002. This increase was mainly driven by the growth of our core brands in returnable packages, which represented more than 25% of our total sales volume during the fourth-quarter 2003, and the growth of our premium brands, which represented more than 12% of our total volume sales during the fourth- quarter of 2003.

    Income from Operations

    Gross profit as a percentage of total revenues increased from 34.5% in the fourth quarter of 2002 to 40.0% in 2003. This improvement was mainly driven by (i) higher sales volume, and (ii) an appreciation of the Argentina peso against the U.S. dollar in 2003, which positively impacted the cost of our U.S. dollar-denominated raw materials and expenses.
    In Argentina, operating expenses as a percentage of total revenues decreased 600 basis points from 28.5% in the fourth quarter of 2002 to 22.5% in the fourth quarter of 2003, as a result of the appreciation of the Argentina peso versus the U.S. dollar applied to the U.S. dollar-denominated expenses and the operating strategies implemented in the market during the year. Operating income during the fourth quarter of 2003 in our Argentine territories was Ps.113.9 million and operating margin grew from 6.0% during the fourth quarter of 2002 to 17.5% during the fourth quarter of 2003, reaching the highest operating margin in the history of our operations in Argentina.

    SUMMARY OF FULL YEAR RESULTS

    Consolidated sales volume reached 1,824.0 MUC in 2003 declining 2.3% versus 2002, mainly driven by (i) lower volumes of bottled water in Mexico, Colombia and Venezuela, due to an asset rationalization strategy implemented by the Company combined with revenue management initiatives intended to improve the profitability of our water business; and also due to (ii) lower beer volumes in our Sao Paulo territory in Brazil, driven by the implementation of new initiatives intended to take over third-party selling and distribution.
    During 2003, CSD volumes remained practically flat versus 2002 because of the volume decline in Brazil, Colombia and Venezuela, which was offset by volume growth in our Mexican, Central America and Argentine territories.
    During 2003, total revenues reached Ps.35,729.4 million, resulting in a consolidated average unit price per case of Ps.24.46 (U.S.$2.18). Gross margin as a percentage of total revenues was 49.7% in 2003. Consolidated operating income was Ps.6,710.4 million, 18.8% as percentage of total revenues during 2003.
    Consolidated net income totaled Ps.2,332.0 during 2003. Net income per share reached Ps.1.36 (U.S.$1.21 per ADR) computed under the basis of 1,704.3 million compounded average shares outstanding.

    CONFERENCE CALL INFORMATION

    Our fourth-Quarter 2003 Conference Call will be held on: February 26, 2003, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-901- 5247 and International: 617-786-4501.
    If you are unable to participate live, an instant replay of the conference call will be available through March 26, 2003. To listen to the replay please dial: Domestic U.S.: 888- 286- 8010 or
International: 617-801-6888. Pass code: 98344233.

                                      v v v

    Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater Sao Paulo, Campinas, Santos and part of Mato Grosso do
Sul) and Argentina (Gran Buenos Aires), along with bottled water, beer and other beverages in some of these territories.
    The Company has 32 bottling facilities in Latin America and serves more than 1,500,000 retailers in the region. Coca-Cola FEMSA currently accounts for almost 10% of Coca-Cola global sales, approximately 40% of all Coca-Cola sales in Latin America. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

                                      v v v

    Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). All figures are expressed in constant Mexican pesos with purchasing power at December 31, 2003. For comparison purposes, 2002 and 2003 figures from the Company's operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate as of the end of the period. In addition, all comparisons in this report for the fourth quarter of 2003, which ended on December 31, 2003, are made against the figures for the comparable period in 2002, unless otherwise noted.
    This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA's control that could materially impact the Company's actual performance.
    References herein to "U.S.$" are to United States dollars. This news release contains translations of certain peso amounts into U.S.

                                      v v v

                          (8 pages of tables to follow)

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheet
As of December  31, 2003 and December 31, 2002
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of December  31, 2003
--------------------------------------------------------------------


ASSETS                                        2003             2002
--------------------------------------------------------------------
Current Assets
 Cash and cash equivalents           Ps.     2,783    Ps.     6,429
--------------------------------------------------------------------
 Accounts receivable:
  Trade                                      1,338              581
  Notes                                         85               13
  Prepaid taxes                              1,088              252
  Other                                        391              214
--------------------------------------------------------------------
                                             2,902            1,060
--------------------------------------------------------------------
 Inventories                                 2,187              799
 Prepaid expenses                              202               77
--------------------------------------------------------------------
Total current assets                         8,074            8,365
--------------------------------------------------------------------
Property, plant and equipment
 Land                                        2,484              820
 Buildings, machinery and
  equipment                                 24,059            9,374
 Accumulated depreciation                  (10,386)          (3,441)
 Construction in progress                      671              381
 Bottles and cases                             947              303
--------------------------------------------------------------------
Total property, plant and
 equipment                                  17,775            7,437
--------------------------------------------------------------------
Investment in shares                           516              132
Deferred charges, net                        1,332              885
Intangibles                                 33,723              268
--------------------------------------------------------------------
TOTAL ASSETS                         Ps.    61,420    Ps.    17,087
====================================================================




LIABILITIES & STOCKHOLDERS' EQUITY                                2003              2002
-----------------------------------------------------------------------------------------
Current Liabilities
  Short-term bank loans                                 Ps.      2,904       Ps.      0

  Interest payable                                                 374                82
  Suppliers                                                      3,376             1,681
  Accounts payable, notes and others                             1,725               689
  Taxes payable                                                  1,025               236
-----------------------------------------------------------------------------------------
Total Current
 Liabilities                                                     9,404             2,688
-----------------------------------------------------------------------------------------
Long-term bank loans                                            26,011             3,296
Pension plan and seniority premium                                 580               193
Other liabilities                                                2,608             1,238
-----------------------------------------------------------------------------------------
Total Liabilities                                               38,603             7,415
-----------------------------------------------------------------------------------------
Stockholders' Equity
Minority interest                                                  163                 0
Majority interest
  Capital stock                                                  2,655             2,464
  Additional paid in
   capital                                                      11,361             1,733
  Retained earnings of prior years                               9,451             6,790
  Net income for the
   period                                                        2,312             2,661
  Cumulative results of holding non-monetary assets             (3,125)           (3,976)
--                                                       --------------------------------
Total majority
 interest                                                       22,654             9,672
-----------------------------------------------------------------------------------------
Total stockholders'
 equity                                                         22,817             9,672
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES & EQUITY                               Ps.    61,420      Ps.   17,087
=========================================================================================

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended December 31, 2003 and 2002
Expressed in million of mexican pesos(1) with purchasing power as of December 31, 2003

                              --------------------------- ----------------------- -------------------------- -----------------------
                                     Consolidated           Mexican Operations    Central American Operations Colombian Operations
                              --------------------------------------------------- --------------------------------------------------
                                  2003     2002   % VAR      2003 %Total Revenues       2003 %Total Revenues    2003 %Total Revenues
--------------------------------------------------------- ----------------------- -------------------------- -----------------------
Sales volume (millions unit
 cases)                          480.9    165.0    191.4    243.9                       29.3                    45.1
Average unit price per case      23.56    28.85    (18.3)   27.31                      29.75                   19.69
--------------------------------------------------------- ----------------------- -------------------------- -----------------------
Net revenues                  11,331.0  4,759.6    138.1  6,661.3                      871.3                   888.2
Other operating revenues         104.2     34.2    204.6    176.1                       (1.9)                    0.0
--------------------------------------------------------- ----------------------- -------------------------- -----------------------
Total revenues                11,435.2  4,793.8    138.5  6,837.4          100.0       869.5          100.0    888.2          100.0
Cost of sales                  5,761.0  2,281.8    152.5  3,099.8           45.3       429.6           49.4    482.7           54.3
--------------------------------------------------------- ----------------------- -------------------------- -----------------------
Gross profit                   5,674.2  2,512.0    125.9  3,737.6           54.7       439.9           50.6    405.5           45.7
--------------------------------------------------------- ----------------------- -------------------------- -----------------------
  Administrative expenses        699.8    387.5     80.6    482.8            7.1        68.3            7.9    112.0           12.6
  Selling expenses             2,813.5    893.9    214.7  1,763.4           25.8       261.4           30.1    162.8           18.3
--------------------------------------------------------- ----------------------- -------------------------- -----------------------
Operating expenses             3,513.3  1,281.4    174.2  2,246.2           32.9       329.7           37.9    274.8           30.9
--------------------------------------------------------- ----------------------- -------------------------- -----------------------
Goodwill amortization                       5.3   (100.0)       -              -           -              -        -              -
--------------------------------------------------------- ----------------------- -------------------------- -----------------------
Operating income               2,160.9  1,225.3     76.4  1,491.4           21.8       110.2           12.7    130.7           14.7
--------------------------------------------------------- ----------------------- -------------------------- -----------------------
  Interest expense               387.5     97.3    298.2
  Interest income                 14.6     73.6    (80.2)
  Interest expense, net          372.9     23.7  1,473.2
  Foreign exchange loss (gain)   317.8    (56.9)  (658.5)
  Loss (gain) on monetary
   position                     (445.0)    30.6 (1,554.2)
---------------------------------------------------------
Integral cost of financing       245.7     (2.6)(9,548.1)
Other (income) expenses, net     114.9     71.3     61.2
---------------------------------------------------------
Income before taxes            1,800.3  1,156.6     55.7
Taxes                            857.4    380.6    125.3
---------------------------------------------------------
Consolidated net income          942.9    776.0     21.5
---------------------------------------------------------
Majority net income              937.9    776.0     20.9
                              ------------------
Minority net income                5.0        -      N.A.
--------------------------------------------------------- ----------------------- -------------------------- -----------------------
Non-cash items (2)               303.7    232.3     30.7    209.8            3.1        30.0            3.5     (0.2)          (0.0)
--------------------------------------------------------- ----------------------- -------------------------- -----------------------

(1) Except volume and average price per unit case figures.
(2) Depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended December 31, 2003 and 2002
Expressed in million of mexican pesos(1) with purchasing power as of December 31, 2003

                           ----------------------- ----------------------- --------------------------------------------------
                            Venezuelan Operations   Brazilian Operations                  Argentine Operations
                           ----------------------------------------------- --------------------------------------------------
                              2003 %Total Revenues    2003 %Total Revenues  2003 *%Total Revenues 2002 %Total Revenues % VAR
-------------------------------------------------- ----------------------- --------------------------------------------------
Sales volume (millions unit
 cases)                       45.8                    77.5                  39.3                  35.9                   9.5
Average unit price per case  23.57                   15.60                 15.81                 15.14                   4.5
-------------------------------------------------- ----------------------- --------------------------------------------------
Net revenues               1,080.2                 1,208.4                 621.4                 543.6                  14.3
Other operating revenues       2.3                     3.9                  29.6                  22.5                  31.9
-------------------------------------------------- ----------------------- --------------------------------------------------
Total revenues             1,082.5          100.0  1,212.3          100.0  651.0           100.0 566.1          100.0   15.0
Cost of sales                583.3           53.9    745.2           61.5  390.7            60.0 370.7           65.5    5.5
-------------------------------------------------- ----------------------- --------------------------------------------------
Gross profit                 499.2           46.1    467.2           38.5  260.3            40.0 195.4           34.5   33.2
-------------------------------------------------- ----------------------- --------------------------------------------------
  Administrative expenses     87.8            8.1     56.4            4.7   24.1             3.7  33.4            5.9  (28.1)
  Selling expenses           235.0           21.7    273.1           22.5  122.4            18.8 128.0           22.6   (4.4)
-------------------------------------------------- ----------------------- --------------------------------------------------
Operating expenses           322.7           29.8    329.5           27.2  146.5            22.5 161.4           28.5   (9.2)
-------------------------------------------------- ----------------------- --------------------------------------------------
Goodwill amortization            -              -        -              -      -               -     -              -
-------------------------------------------------- ----------------------- --------------------------------------------------
Operating income             176.5           16.3    137.7           11.4  113.9            17.5  34.0            6.0  234.7
-------------------------------------------------- ----------------------- --------------------------------------------------
Non-cash items (2)            17.7            1.6     16.1            1.3   30.2             4.6  64.8           11.4  (53.5)
-------------------------------------------------- ----------------------- --------------------------------------------------

(1) Except volume and average price per unit case figures.
(2) Depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).


Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the twelve months ended December  31, 2003 and 2002
Expressed in million of mexican pesos(1) with purchasing power as of December 31, 2003

                 -------------------------- ------------------------ ------------------------   ------------------------
                        Consolidated           Mexican Operations    Central American Operations  Colombian Operations
                 --------------------------------------------------- ---------------------------------------------------
                     2003     2002  % VAR       2003 %Total Revenues    2003 %Total Revenues       2003 %Total Revenues
---------------- -------------------------- ------------------------ ------------------------   ------------------------
Sales
 Volume(millions
 unit cases)      1,450.5    620.3   133.8     850.1                    72.9                      114.1
Average unit
 price per case     24.46    29.86   (18.1)    27.86                   29.93                      20.32
---------------- -------------------------- ---------                --------                   --------
Net revenues     35,486.4 18,518.6    91.6  23,683.1                 2,182.5                    2,319.1
Other operating
 revenues           242.6    148.9    62.9     252.1                     4.1                          -
---------------- -------------------------- ------------------------ ------------------------   ------------------------
Total revenues   35,729.0 18,667.5    91.4  23,935.2          100.0  2,186.5           100.0    2,319.1           100.0
Cost of sales    17,979.9  8,680.7   107.1  11,090.7           46.3  1,098.7            50.2    1,251.1            53.9
---------------- -------------------------- ------------------------ ------------------------   ------------------------
Gross profit     17,749.1  9,986.8    77.7  12,844.5           53.7  1,087.9            49.8    1,068.1            46.1
---------------- -------------------------- ------------------------ ------------------------   ------------------------
  Administrative
   expenses       2,333.9  1,475.0    58.2   1,631.6            6.8    149.6             6.8      241.6            10.4
  Selling
   expenses       8,704.8  3,844.5   126.4   5,579.3           23.3    719.8            32.9      565.4            24.4
---------------- -------------------------- ------------------------ ------------------------   ------------------------
Operating
 expenses        11,038.7  5,319.5   107.5   7,210.9           30.1    869.5            39.8      806.9            34.8
---------------- -------------------------- ------------------------ ------------------------   ------------------------
Goodwill
 amortization           -     40.4  (100.0)        -              -        -               -          -               -
---------------- -------------------------- ------------------------ ------------------------   ------------------------
Operating income  6,710.4  4,626.9    45.0   5,633.6           23.5    218.4            10.0      261.1            11.3
---------------- -------------------------- ------------------------ ------------------------   ------------------------
  Interest
   expense        1,551.5    348.4   345.3
  Interest
   income           227.0    264.0   (14.0)
  Interest
   expense, net   1,324.4     84.4 1,469.2
  Foreign
   exchange loss
   (gain)         2,027.9   (250.0) (911.2)
  Loss (gain) on
   monetary
   position        (870.8)  (394.8)  120.6
---------------- --------------------------
Integral cost of
 financing        2,481.5   (560.4) (542.8)
Other (income)
 expenses, net      238.6    180.3    32.4
---------------- --------------------------
Income before
 taxes            3,990.3  5,007.0   (20.3)
Taxes             1,658.2  1,912.1   (13.3)
---------------- --------------------------
Goodwill                              NA
 Impairment             -   (433.9)
---------------- --------------------------
Consolidated net
 income           2,332.0  2,661.0   (12.4)
---------------- --------------------------
Majority net
 income           2,311.8  2,661.0   (13.1)
                 ------------------
Minority net
 income              20.2        -       -
---------------- -------------------------- ------------------------ ------------------------   ------------------------
Non-cash items
 (2)              1,628.4  1,060.7    53.5     988.3            4.1    143.5             6.6      150.0             6.5
---------------- -------------------------- ------------------------ ------------------------   ------------------------

(1) Except volume and average price per unit case figures.
(2) Depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).



Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the twelve months ended December  31, 2003 and 2002
Expressed in million of mexican pesos(1) with purchasing power as of December 31, 2003

                   ----------------------- ----------------------- -----------------------------------------------------
                    Venezuelan Operations   Brazilian Operations                   Argentine Operations
                   ----------------------------------------------- -----------------------------------------------------
                      2003 %Total Revenues    2003 %Total Revenues    2003 %Total Revenues   2002 %Total Revenues % VAR
------------------------------------------ ----------------------- -----------------------------------------------------
Sales
 Volume(millions
 unit cases)         110.1                   176.6                   126.6                  115.6                   9.5
Average unit price
 per case            23.08                   15.77                   15.59                  15.08                   3.4
---------------------------                --------                --------               --------               -------
Net revenues       2,542.2                 2,785.7                 1,973.9                1,743.8                  13.2
Other operating
 revenues              2.3                    11.2                   103.0                   80.5                  28.0
------------------------------------------ ----------------------- -----------------------------------------------------
Total revenues     2,544.5          100.0  2,796.9          100.0  2,076.9          100.0 1,824.3          100.0   13.8
Cost of sales      1,438.6           56.5  1,785.9           63.9  1,309.3           63.0 1,196.7           65.6    9.4
------------------------------------------ ----------------------- -----------------------------------------------------
Gross profit       1,105.9           43.5  1,011.0           36.1    767.6           37.0   627.6           34.4   22.3
------------------------------------------ ----------------------- -----------------------------------------------------
  Administrative
   expenses          168.4            6.6    170.8            6.1    103.4            5.0   119.8            6.6  (13.7)
  Selling expenses   706.0           27.7    690.4           24.7    448.6           21.6   445.9           24.4    0.6
------------------------------------------ ----------------------- -----------------------------------------------------
Operating expenses   874.4           34.4    861.2           30.8    551.9           26.6   565.7           31.0   (2.4)
------------------------------------------ ----------------------- -----------------------------------------------------
Goodwill
 amortization            -              -        -              -        -              -     9.5            0.5 (100.0)
------------------------------------------ ----------------------- -----------------------------------------------------
Operating income     231.5            9.1    149.9            5.4    215.7           10.4    52.4            2.9  311.6
------------------------------------------ ----------------------- -----------------------------------------------------
Non-cash items (2)   135.0            5.3     53.5            1.9    158.0            7.6   245.9           13.5  (35.7)
------------------------------------------ ----------------------- -----------------------------------------------------

(1) Except volume and average price per unit case figures.
(2) Depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

                                            SELECTED INFORMATION

For the three months ended December 31, 2003

Expressed in million Mexican pesos as of December 31, 2003

                                   -----------------------                                   ----------------
                                           4Q 2002                                               4Q 2003
----------------------------------------------------------     ----------------------------------------------
Capex                                               584.2      Capex                                   188.7
Depreciation                                        129.9      Depreciation                            265.7
Amortization & Others                               102.4      Amortization & Others                      38
----------------------------------------------------------     ----------------------------------------------


VOLUME (MUC)
Expressed in million unit cases

            ---------------------------------------------------- ----------------------------------------------------------------
                                  4Q 2002                                                    4Q 2003
            ---------------------------------------------------- ----------------------------------------------------------------
             Colas  Flavors  Water    Beer   Others    Total      Colas   Flavors    Water      Beer      Others       Total
---------------------------------------------------------------- ----------------------------------------------------------------
Mexico (1)    150.2    44.5    47.0     0.0     1.6       243.3    152.1      46.7      44.1        0.0       1.0          243.9
Central
 America       19.1     6.6     1.1     0.0     0.6        27.4     20.7       7.0       1.2        0.0       0.4           29.3
Colombia       32.3    11.1     7.9     0.0     0.1        51.4     29.5       9.8       5.8        0.0       0.0           45.1
Venezuela      16.9    11.3     3.3     0.2     2.3        34.0     26.5      13.0       3.5        0.0       2.8           45.8
Brazil         47.4    25.3     4.8    24.0     0.5       102.0     41.9      17.1       3.5       14.4       0.4           77.3
Argentina      25.6     9.8     0.4     0.0     0.1        35.9     27.8      11.2       0.3        0.0       0.1           39.4
---------------------------------------------------------------- ----------------------------------------------------------------
Total         291.5   108.6    64.5    24.2     5.2       494.0    298.5     104.8      58.4       14.4       4.7          480.8
---------------------------------------------------------------- ----------------------------------------------------------------
                                                                 (1) Water volume in 4Q 2003, includes 1.7 MUC of Ciel 5.0 Lt presentation


PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

            -----------------------------------                 -------------------------------------------
                          4Q 2002                                                 4Q 2003
            -----------------------------------                 -------------------------------------------
              Ret    Non-Ret Fountain    Jug                        Ret     Non-Ret   Fountain     Jug
-----------------------------------------------                 -------------------------------------------
Mexico         27.0     56.3      1.4     15.3                        28.4      56.3       1.3        14.0
Central
 America       47.3     48.4      4.3      0.0                        50.9      44.5       4.6         0.0
Colombia       49.9     40.5      2.9      6.7                        51.5      39.5       3.2         5.8
Venezuela      40.4     54.5      2.6      2.5                        37.1      57.9       2.6         2.4
Brazil         11.7     84.8      3.5      0.0                         9.4      87.4       3.2         0.0
Argentina      18.8     77.6      3.6      0.0                        25.2      71.6       3.2         0.0
-----------------------------------------------                 -------------------------------------------


                                               SELECTED INFORMATION

  For the twelve months ended December 31, 2003

  Expressed in million Mexican pesos as of December 31, 2003

                          ---------------                                                             -----------
                                    2002                                                                    2003
  ---------------------------------------                              ------------------------------------------
  Capex                          1,409.7                               Capex                             1,910.4
  Depreciation                     572.3                               Depreciation                        967.5
  Amortization & Others            488.4                               Amortization & Others               660.9
  ---------------------------------------                              ------------------------------------------

VOLUME (MUC)
Expressed in million unit cases

              ----------------------------------------------------     ---------------------------------------------------------
                  2002                                                        2003
              ----------------------------------------------------     ---------------------------------------------------------
                Colas   Flavors   Water    Beer    Others  Total          Colas     Flavors   Water    Beer    Others    Total
 -----------------------------------------------------------------     ---------------------------------------------------------
 Mexico (1)      595.9    168.2    203.4      0.0    13.0   980.5            598.5    187.8    209.7      0.0      5.6  1,001.6
 Central
  America         69.7     23.7      4.0      0.0     2.7   100.1             74.5     26.5      4.5      0.0      1.8    107.3
 Colombia        111.7     40.4     32.3      0.0     0.6   185.0            107.1     38.3     26.0      0.0      0.4    171.8
 Venezuela        78.4     55.4     17.3      2.3     9.5   162.9             86.5     44.2     12.4      0.0      8.5    151.6
 Brazil          153.4     86.2     16.4     65.3     1.3   322.6            141.6     62.8     11.0     48.1      1.6    265.1
 Argentina        78.9     35.2      1.0      0.0     0.5   115.6             90.5     34.6      1.2      0.0      0.3    126.6
 -----------------------------------------------------------------     ---------------------------------------------------------
 Total         1,088.0    409.1    274.4     67.6    27.6 1,866.7          1,098.7    394.2    264.8     48.1     18.2  1,824.0
 -----------------------------------------------------------------     ---------------------------------------------------------
                                                                       (1) Water volume in 2003, includes 10.9 MUC of Ciel 5.0
                                                                        Lt presentation


  PACKAGE MIX BY PRESENTATION
  Expressed as a Percentage of Total Volume

              ------------------------------------                     ---------------------------------------
                             2002                                                       2003
              ------------------------------------                     ---------------------------------------
                 Ret    Non-Ret Fountain    Jug                            Ret      Non-Ret Fountain    Jug
  ------------------------------------------------                     ---------------------------------------
  Mexico          28.2     53.6      1.3     16.9                             27.9     54.9      1.3     15.9
  Central
   America        50.9     43.4      5.7      0.0                             51.8     42.9      5.3      0.0
  Colombia        53.8     35.3      3.0      7.9                             53.4     36.8      3.0      6.8
  Venezuela       39.1     52.5      3.0      5.4                             36.4     57.6      2.7      3.3
  Brazil          11.9     84.1      4.0      0.0                             11.0     85.1      3.9      0.0
  Argentina       12.4     82.9      4.7      0.0                             24.5     71.8      3.7      0.0
  ------------------------------------------------                     ---------------------------------------


                                  December 2003
                            Macroeconomic Information

                                ----------------- ---------------------
                                Inflation         Foreign Exchange Rate
                                   YTD      4Q      (Per US Dollar) *
                                ----------------- ---------------------

-----------------               ----------------- ---------------------
     Mexico                         3.98%   1.69%              11.2350
    Colombia                        6.49%   1.02%           2,778.2100
    Venezuela                      27.08%   5.37%           1,853.0000
     Brazil                        10.34%   1.27%               2.8892
    Argentina                       4.05%   1.70%               2.9150
-----------------               ----------------- ---------------------

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.

                                    By: /s/ Federico Reyes
                                    ----------------------------
                                    Federico Reyes
                                    Chief Financial Officer


Date:  February 26, 2003